SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 5)1

LeapFrog Enterprises, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $.0001 PAR VALUE

(Title of Class of Securities)

52186N 10 6

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52186N 10 6	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) HAMPSTEAD ASSOCIATES, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 11,579 shares (1)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 11,579 shares (1)
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,579 shares (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1% (2)
12.	Type of Reporting Person OO

(1)	Class A Common Stock issuable upon conversion of 11,579 shares of Class B Common Stock.
(2)	Based on 50,015,657 shares of Class A Common Stock of LeapFrog Enterprises, Inc. outstanding as of October 31, 2011, as reported by LeapFrog Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, plus 1,000,000 shares of Class A Common Stock outstanding as a result of the conversion by the reporting persons of 1,000,000 shares of Class B Common Stock since October 31, 2011, and assumes that an additional 11,579 shares of Class A Common Stock are outstanding upon conversion of 11,579 shares of Class B Common Stock.

Page 2 of 11 pages.

CUSIP No. 52186N 10 6	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) KNOWLEDGE UNIVERSE LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 11,579 shares (1)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 11,579 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,579 shares (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1% (2)
12.	Type of Reporting Person OO

(1)	Class A Common Stock issuable upon conversion of 11,579 shares of Class B Common Stock.
(2)	Based on 50,015,657 shares of Class A Common Stock of LeapFrog Enterprises, Inc. outstanding as of October 31, 2011, as reported by LeapFrog Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, plus 1,000,000 shares of Class A Common Stock outstanding as a result of the conversion by the reporting persons of 1,000,000 shares of Class B Common Stock since October 31, 2011, and assumes that an additional 11,579 shares of Class A Common Stock are outstanding upon conversion of 11,579 shares of Class B Common Stock.

Page 3 of 11 pages.

CUSIP No. 52186N 10 6	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) MICHAEL R. MILKEN
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 3,666,726 shares (1)
	6.	Shared Voting Power 11,579 shares (2)
	7.	Sole Dispositive Power 3,666,726 shares (1)
	8.	Shared Dispositive Power 11,579 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,678,305 shares (3)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.8% (4)
12.	Type of Reporting Person IN

(1)	Includes an aggregate of (a) 601,789 shares of Class A Common Stock and (b) 3,064,937 shares of Class A Common Stock that are issuable upon conversion of 3,064,937 shares of Class B Common Stock.
(2)	Class A Common Stock issuable upon conversion of 11,579 shares of Class B Common Stock.
(3)	Includes an aggregate of (a) 601,789 shares of Class A Common Stock and (b) 3,076,516 shares of Class A Common Stock that are issuable upon conversion of 3,076,516 shares of Class B Common Stock.
(4)	Based on 50,015,657 shares of Class A Common Stock of LeapFrog Enterprises, Inc. outstanding as of October 31, 2011, as reported by LeapFrog Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, plus 1,000,000 shares of Class A Common Stock outstanding as a result of the conversion by the reporting persons of 1,000,000 shares of Class B Common Stock since October 31, 2011, and assumes that an additional 3,076,516 shares of Class A Common Stock are outstanding upon conversion of 3,076,516 shares of Class B Common Stock.

Page 4 of 11 pages.

CUSIP No. 52186N 10 6	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) LOWELL J. MILKEN
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 836,472 shares (1)
	6.	Shared Voting Power 11,579 shares (2)
	7.	Sole Dispositive Power 836,472 shares (1)
	8.	Shared Dispositive Power 11,579 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 848,051 shares (3)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.6% (4)
12.	Type of Reporting Person IN

(1)	Includes an aggregate of (a) 315,137 shares of Class A Common Stock and (b) 521,335 shares of Class A Common Stock that are issuable upon conversion of 521,335 shares of Class B Common Stock.
(2)	Class A Common Stock issuable upon conversion of 11,579 shares of Class B Common Stock.
(3)	Includes an aggregate of (a) 315,137 shares of Class A Common Stock and (b) 532,914 shares of Class A Common Stock that are issuable upon conversion of 532,914 shares of Class B Common Stock.
(4)	Based on 50,015,657 shares of Class A Common Stock of LeapFrog Enterprises, Inc. outstanding as of October 31, 2011, as reported by LeapFrog Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, plus 1,000,000 shares of Class A Common Stock outstanding as a result of the conversion by the reporting persons of 1,000,000 shares of Class B Common Stock since October 31, 2011, and assumes that an additional 532,914 shares of Class A Common Stock are outstanding upon conversion of 532,914 shares of Class B Common Stock.

Page 5 of 11 pages.

Item 1.

(a)	Name of Issuer:

LeapFrog Enterprises, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

6401 Hollis Street, Suite 150

Emeryville, CA 94608

Item 2.

(a)	Name of Persons Filing:

Hampstead Associates, L.L.C.

Knowledge Universe LLC

Lowell J. Milken

Michael R. Milken

(b)	Address of Principal Business Office:

1250 Fourth Street

Santa Monica, California 90401

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Class A Common Stock, par value $.0001 per share

(e)	CUSIP Number:

52186N 10 6

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Hampstead Associates, L.L.C., a Delaware limited liability company (“Hampstead”), beneficially owns 11,579 shares of Class A Common Stock that are issuable upon conversion of 11,579 shares of Class B Common Stock, which Hampstead holds directly. Knowledge Universe LLC, a California limited liability company (“KU”), is the manager and a member of Hampstead, and in

Page 6 of 11 pages.

such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any securities owned of record by Hampstead.

Lowell J. Milken beneficially owns 315,137 shares of Class A Common Stock of the Issuer, which he holds directly, and beneficially owns 521,335 shares of Class A Common Stock that are issuable upon conversion of 521,335 shares of Class B Common Stock, which he holds directly. Mr. Lowell Milken also may be deemed to be a controlling person of Hampstead and KU and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any securities owned of record, or beneficially owned, by each of Hampstead and KU, but disclaims such beneficial ownership.

Michael R. Milken beneficially owns 601,789 shares of Class A Common Stock, which he holds directly, and beneficially owns 3,064,937 shares of Class A Common Stock that are issuable upon conversion of 3,064,937 shares of Class B Common Stock, which he holds directly. Mr. Michael Milken also may be deemed to be a controlling person of Hampstead and KU and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any securities owned of record, or beneficially owned, by each of Hampstead and KU, but disclaims such beneficial ownership.

The persons named in Item 2(a) of this Schedule 13G may be deemed to be a group with respect to the securities of the Issuer which they hold directly or indirectly. Such persons disclaim such group membership.

(b)	Percent of Class:

See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or direct the disposition of:

See Item 8 of each cover page.

Page 7 of 11 pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Attachment A.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 8 of 11 pages.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012	Hampstead Associates, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Secretary

Dated: February 13, 2012	Knowledge Universe LLC,
a California limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Secretary

Dated: February 13, 2012
/s/ Lowell J. Milken
Lowell J. Milken, an individual

Dated: February 13, 2012
/s/ Michael R. Milken
Michael R. Milken, an individual

Page 9 of 11 pages.

ATTACHMENT A

Hampstead Associates, L.L.C., a Delaware limited liability company, Knowledge Universe LLC, a California limited liability company, Lowell J. Milken, an individual, and Michael R. Milken, an individual, may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the securities of the issuer. Such persons disclaim such group membership. The filing of this statement shall not be deemed an admission that, for purposes of Section 13 of the Exchange Act, or otherwise, a Reporting Person is the beneficial owner of equity securities covered by this statement or any other statement that are beneficially owned, directly or indirectly, by any other person.

Page 10 of 11 pages.

EXHIBIT INDEX

Exhibit 1 -	Joint Filing Agreement dated as of February 14, 2006 (incorporated by reference to Schedule 13G filed February 14, 2006)

Page 11 of 11 pages.